

Wilson's Bread: Saratoga Springs

Wilson's Bread started in 2019 in Andes, New York with a focus on sourdough breads and viennoiserie. The bakery has built a steady following from residents, weekenders, and tourists alike. Beyond our local market, we've built a strong following of well-respected bakers and chefs across the world [online](#) by sharing our processes and learnings as we source grain, mill it into flour, and bake deeply satisfying bread and pastry (most of the time!). In 2024, Wilson's Bread will move its production and retail to Saratoga Springs to tap into an already mature but fast-growing market and lay the foundation for future expansion.

Project Budget

This project is unique in that 95% of the production equipment will come from our original location in Andes, NY. The project starts with over $125,000 of equipment and requires $135,000 to open its doors in the spring of 2024. We will raise as much as $125k externally and I will make up with the difference with a personal investment.

Working Capital	Payroll, rent, ingredient and packaging stock prior to opening	$60,000
Moving & Equipment Install	Moving costs of breaking down current bakery, packaging and moving. One additional piece of equipment for pastry production.	$30,000
Construction & Utilities modifications	Plumbing, electric & gas for equipment; constructing rooms for pastry, bread, and milling; upfitting retail space	$45,000
Total		$135,000

Current Assets: High Quality Equipment

We are bringing a full production line to the new location.

Equipment	
Coffee Grinder	$2,300

Coffee Brewer	$1,000
Oven (Pastry)	$17,000
Deck Oven (Bread)	$32,000
Mill	$18,000
Loader	$6,000
Mixer (80 loaf / cycle capacity)	$11,000
Walk In Fridge (6x8')	$8,000
Pastry Fridge	$3,000
Double Door Freezer	$6,000
Sheeter	$12,000
Baking Bench / Table (2x)	$2,600
Retail sink	$350
Mop Sink	$250
Triple Sink	$675
Metro Racks for dish, storage	$1,400
Bread Bannetons	$800
Ingredient Bins and containers	$750
Spray Hose	$340
Grease Trap	$800
Sheet Trays	$600
Total	$124,865

Sales

Retail Offering

As we hire and train a team of bakers, we will be open 5 days a week 8am-2pm offering a daily selection of coffee, sweet and savory pastries, breads, light desserts and sandwiches. In addition, we'll host a weekly pizza night. The retail setting offers a chance for customers to enjoy our bread in it's peak form in a context that reinforces the connection to where it comes from – the mill grinding wheat berries into flour from 2,0000 pound totes, the sight and smell of bread and pastry coming right from the oven.

Retail Location on Route 50
We are targeting the large residential communities northeast of Saratoga Springs town center in the town of Wilton.

 

- $18 square foot, 5 year lease with 5 year option
- 3000 square feet, former motorcycle center outfitted with 3 phase power, large garage bays
- 5 minutes from Dorothy Nolan Elementary (top rated elementary school) and McGregor Links Country Club
- ~10,000 families within a 5m radius (avg size 2.88), avg household income is $134k
- 11 minutes drive from the town center
- Parking lot exclusive to building
- Still an area with active housing development.





Saratoga Springs Farmers Markets

Our experience to date at farmers markets in our area has been extremely positive and we expect that the same will be true in Saratoga Springs. At the Delhi Farmers Market the combined sales of pies, bread and pastry averaged $2,500 per market, selling out of product each week. WIth 2-3 markets a week depending on the season, we're very optimistic about this outlet in Saratoga. And, in addition to the Saratoga markets, the greater Albany region, namely Troy, holds further potential for weekly farmer's market sales.

Costs and risks include weather, seasonality (markets are year-around but do slump when they go indoors), and our lack of name recognition.

Restaurant and Specialty Grocery

The primary reason for any distribution through restaurants is for community and brand building. We want to support local chefs and their restaurants whose food we respect. Because of the costs of delivery and wholesale discounts, this is a lower priority.

Demographics & Seasonal Bumps

The demographics of the Saratoga Springs market are highly attractive. With just over 30,000 workers and 13,000 residents within 3 miles of our new location(43,000 daytime population), a combination of high median household income (~$90,000) and growth in the number of families will provide the foundation for long term growth and profitability.   Additionally, this market is well known for its performing arts venues and horse racetrack which draw significant numbers of tourists in the warmer months.

Retail Market	
Population within 5 miles	34,000
Population Living in Homes with over 100k in income	53%
Penetration rate within > 100k population	20%
Penetration rate of total population	11%
Avg visits per month	2
Avg spend per person per visit	$15
Active Customers	3604
Store & Farmers Markets: avg encounters per day	360.4
Revenue per month	$108,120
Potential Wilson's Bread Revenue per year	**$1,297,440**
Total Spend From > 100k population In Category	$6,487,200

This high level exercise demonstrates that with market penetration of 11%, we could capture well above a 1mm in spend.

Competitive Landscape in Saratoga Springs

There is some competition in our category (bakeries) and in adjacent categories (bagels, pizza, cafes), but we believe that the market is in its infancy.

The most relevant competitor from a product offering perspective is Mrs. London's: "Bakery-cafe offering pastries, bread, coffee, wine, quiche & sandwiches in a Parisian-style space." Mrs. London's has a strong reputation and a loyal following - a positive sign.

Other Competitive Options
- Sweet Mimi's Cafe and Bakery - est 2013, weekend breakfast/brunch destination
- The Bread Basket - est 1982, sold in 2020 and Bread Basket Cakes started in 2022
- Nightwork Bread est 2020 in Ballston Spa - focus on sourdough bread, bagels, cookies
- Uncommon Grounds - est 1992, focus on bagels
- Darling Donuts (est 2020, open wed-sun, specialty donuts)

How we think about revenue & profit

There are a few key relationships in the business, some are fixed and some are variable.
> *Rent: Revenue*
> It's important to bring rent to under 10% of revenue quickly. and move to the healthy range of 7-8% of revenue.

Food Costs: Revenue
Hitting 26-28% of revenue is the target. Eliminating waste, pricing appropriately, and leaning in to higher margin items for balance all help.
Labor: Revenue
This is the most important variable cost as we scale revenue. In the opening months it may be hard to keep labor to under 40% of revenue simply because there is a minimum staffing requirement to turn the lights on. But, by summer, we should be at benchmark and then will focus on scaling production efficiently.

Our base case projection is ~$660,000 in annual revenue in 2025 and believe that Saratoga Springs is a market that can support $1mm in annual sales within 4 years without further capital expenditures. We expect our investment of $80,000-120k will be paid back over 5-7 years at an avg ~1.5x multiple.

Staffing

We will start with a team of 4 + the owner + part time porter. Within 6-9 months we will hire a Head Baker and a Retail and Market Ops Manager.
- 2 Bakers - responsible for end to end pastry and bread production in addition to savory options like focaccia and sandwiches.
- 2 Retail and Market Ops - responsible for counter service, wholesale packaging, and farmers market ops.
- Porter (part time) - dish washing, cleaning
- Managers
  - Retail and Market Operations Manager
  - Head Baker* - technically adept at all aspects of bread and pastry, able to manage and develop people

Risks

New in the market
While not a new business, we are new in the market and it may take time to hire the right people and build a following with customers. To mitigate these risks we have given ourselves a runway to adapt should we face a sluggish hiring pipeline or retail sales. Our overall revenue target for 2025 is a little more than double our 2021 revenue of $275,000 (w/ 2 bakers, 2 part time ops) in a market that is 10x the size and density.

Delays in Opening
Should construction delays occur, our opening date could be pushed back. We have sequenced our construction to focus on production capabilities above all else so that we are able to begin selling bread and pastry via farmers markets if we are not ready to invite customers into the space. That said, the space is new with very few unknowns.

Labor Costs

Addressed above, but worth reiterating. The bakery will have to be very efficient (while still remaining a great place to work) with a product mix that includes items people love but can be prepared in large quantities (cookies, scones, and biscuits). As we scale, small investments in equipment that enable higher throughput per employee such as an additional mixer will be important.